SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s press release dated July 27, 2005 re. the acquisition of Amena in Spain

Paris, 27 July 2005

France Telecom acquires 80% of mobile operator Amena in Spain for 6.4 billion Euros

Creation of a first tier operator in Spain with the merger of the Number 3 mobile operator and the Number 2 ADSL operator

•	Strengthening the position of the Group in Spain, fifth European market with an estimated growth potential between 2005 and 2008 of approximately 6% for mobile and more than 10% for data and internet.

•	More than 11.8 million customers in Spain foreseen for the end of 2005: projected 2005 revenues of 4.1 billion euros and gross operating margin close to 1.2 billion euros on a pro forma basis.

•	9.7 million mobile customers with 24% market share at the end of June 2005, 2 million fixed line and internet customers of which 526,000 ADSL lines with 16% ADSL market share.

A major step in the roll-out of the NExT strategy: acceleration of the implementation of our strategy of an integrated European operator

•	A transaction, which puts France Telecom in a position to offer convergent broadband and mobile services in a key European market with close to 10 million additional customers.

•	A transaction, which balances out the Group’s asset portfolio in Europe.

A transaction in accordance with the cash utilization criteria defined in the NExT plan

•	The acquisition should create value for the shareholders of France Telecom.

•	Acquisition of 80% of Amena for 6.4 billion euros.

•	8.9 billion euros of assets, for a multiple of gross operating margin of 7.8x to 8.0x for 2005 and more than 1.7 billion Euros of tax assets, for an Enterprise Value of Amena (on a 100% basis) at 10.6 billion Euros.

•	The transaction will be paid in cash and will be refinanced in shares for 3.0 billion euros through a capital increase reserved for and subscribed to by the vendors or through a public offering of shares to be preferably subscribed by its shareholders.

•	The transaction is expected to be accretive in free cash flow per share and net income per share before amortization of goodwill after twelve months.

•	Objectives: ratio of net debt / gross operating margin for year-end 2005 and year-end 2008 are expected to be maintained, as is the objective of dividend distribution for 2006.

France Telecom announced today that its subsidiary Orange S.A. has executed an agreement to acquire 80% of the shares of Auna Operadora de Telecommunicaciones S.A. (“Auna”) owner of 97.9% of Retevision Movil S.A., a mobile operator under the tradename “Amena”. This operation will be definitely closed after the prior separation of the cable activities of Auna (Auna Tlc). France Telecom will thereafter proceed to merge Auna, Retevision Movil S.A. and France Telecom España (which holds the fixed and internet business of the group in Spain under the Wanadoo brand). Following the completion of the merger, France Telecom will retain approximately 75%-80% of the new merged entity. The balance (between 20%-25%) of the shares will be held by Santander, Union Fenosa and Endesa as well as by the minority shareholders wishing to keep their participation among which certain Spanish savings banks.

Didier Lombard stated:

“I am pleased to announce today, together with our Spanish partners, the creation of a first tier challenger in Spain to offer convergent services to our clients, both individuals and enterprises. Spain will be an active platform for the launching of innovative services and will benefit from the strength of the Group at the European level.

The acquisition of Amena comes less than a month after the launch of NExT. It provides a significant contribution to our program for development and growth in Europe. Further to an exhaustive study of the situation by our directors over the past few weeks, France Telecom is seizing this opportunity at a time when the mobile business of Auna can be purchased separately. The transaction complies with our undertakings to the market and has unfolded favorably for the Group. The merger of France Telecom España and Amena confirms our strategy as an integrated European operator and allows us to accelerate the implementation of the NExT plan.”

Creation of a first tier operator in Spain with the merger of the Number 3 mobile operator and the Number 2 ADSL operator

With 9.7 million clients and a 24% market share at the end of June of 2005, five years after its debut Amena is one of the best number 3 cellular operator in its local European market. With more than 48% of its clients under contract and an ARPU1 in excess of 27 Euros, its gross operating margin rate2 exceeds 30%. This merger reinforces France Telecom’s leading role in one of the most attractive telecommunications markets in Europe. Spain is the number 5 market in Europe with an estimated growth potential for mobiles of approximately +6% per year between 2005 and 2008, better than the European average.

This merger is accompanied by a strategic partnership with the current Spanish shareholders of Amena, Grupo Santander, Endesa, Unión Fenosa and certain other minority shareholders among which several Spanish savings banks. France Telecom’s Spanish partners will retain 20% of Amena, and after the merger of Amena and France Telecom España Spain will hold between 20%-25% of the merged entity, given the more leveraged financial structure of that company. The Spanish partners have undertaken to retain their share interest in France Telecom España for a minimum period of 3 years. At the end of these 3 years, they may sell their interest to a third party or to France Telecom (France Telecom having a right of first refusal) and France Telecom has undertaken to indemnify them to the extent the sale price (to France Telecom or a third party) shall be less than 90% of the current transaction price increased by simple interest at an annual rate of 4.5% compounded.

[1]	Monthly average revenue per user.
[2]	Gross operating margin means revenues minus outside purchases, operating expenses (net of operating income) and wages and payroll expenses.

Already active in Spain for more than 7 years via several subsidiaries, France Telecom is well known in the Internet market under the trade name Wanadoo. With 1.4 million Internet clients, including more than 500,000 ADSL lines, France Telecom España accounts for more than 16% of the ADSL market and covers 50% of the local unbundled loop. 73% of its ADSL clients are dual-play clients. With a growth of its revenues in the first semester 2005 of more than 14%, France Telecom España has a strongly increasing positive gross operating margin. Joining forces with Amena and developing new integrated services will dynamize Wanadoo’s Internet strategy.

On a pro-forma basis, the France Telecom group will have at year-end 2005 more than 11.8 million clients in Spain and realize sales of 4.1 billion Euros and a gross operating margin of around 1.2 billion Euros for Capex3 of roughly 750 million Euros. The annual growth objectives of the France Telecom group in Spain for 2006-2008 are 7 to 8% for revenues and 11 to 15 % for gross operating margin with reduced Capex. Looking ahead to 2008, France Telecom España aims to have more than 14 million customers.

In 2005 and on a pro-forma basis, France Telecom España will represent 17% of the Spanish telecom market. Through this acquisition, France Telecom positions itself as the most important challenger to the incumbent Spanish operator.

A major step in the roll-out of the NExT strategy: acceleration of the implementation of our strategy of an integrated European operator

This transaction is in line with the NExT program (New Experience in Telecommunications) and allows France Telecom to reinforce its strategy as an integrated operator in Europe. France Telecom will henceforth be in a position to launch convergent offers in broadband and mobile in a key European market. France Telecom España will study the opportunity of using, for its integration effort, a single strong brand: “Orange”.

One month after the launch of our strategy for 2005-2008 in the context of the NExT program, this transaction allows the Group to address the issue of growth in Europe. The European perimeter of NExT and the utilization of cash resources are clarified at the outset.

A transaction in accordance with the cash utilization criteria defined in the NExT plan

Financed to the extent of 3 billion euros by a capital increase, the transaction fully complies with the cash utilization criteria defined in the NExT plan. It should have a positive impact on free cash flow per share and net income per share before amortization of goodwill in less than twelve months. The objectives of the Group for ratio of net debt to gross operating margin for 2005 below 2.5x (pro forma) and below 2x for 2008 as well as the objective for dividend distribution in 2006 are maintained.

[3]	"Capex" means investments in tangible and intangible assets, excluding GSM and UMTS licenses and investments financed through capital leases.

•	Valuation of the transaction

The merger of Amena and France Telecom España subsequent to the acquisition, for an amount of 6.4 billion euros, of an 80% interest in Amena has a strong industrial logic. The transaction values Amena at 8.9 billion euros, prior to synergies, to which should be added more than 1.7 billion euros of value related to tax assets, and giving effect to debt and minority interests of around 2.6 billion euros. The expected multiple of gross operating margin for 2005 before taking into account synergies is between 7.8 and 8.0x.

•	Tax Assets

The value of this assets (more than 1.7 billion euros) derive in part from tax loss carry-forwards of Auna; and Retevision Movil S.A. In addition, the operational reorganization of the France Telecom group in Spain will entail the merger of Auna, Retevision Movil S.A. and France Telecom España, which are anticipated to result in a further tax loss, utilizable over a twenty year period. Thus, these tax assets should be available for set-off against future profits generated by the new merged France Telecom España entity.

•	Synergies

Amena will benefit from the position of France Telecom with corporate clients, as well as from the group purchasing and investment programs, which should allow additional economies of scale. France Telecom España and Amena will mutually benefit from cross-selling programs.

France Telecom has established the objective of achieving synergies of more than 1.1 billion Euros on a present value basis with a positive impact on free cash flow4 of more than 130 million Euros per year beginning in 2008, including:

- approximately 10 million Euros of economies of scale in purchasing and in terminals annually;

- approximately 40 million Euros of savings thanks to the optimization of network and information systems costs.

- approximately 35 million Euros savings thanks to operational improvements (gains for ARPU data and churn5 reduction),

- approximately 12 million Euros savings as a result of the development of the enterprise segment.

[4]	Free cash flow means net cash flow generated by operating activities, less net cash flow used in investing activities. Short-term marketable securities (SICAV de trésorerie), are considered for accounting purposes as net cash used in investing activities. For the calculation of free cash flow, these short-term marketable securities are nevertheless considered as cash and included in this amount.
[5]	"Churn" is the rate of disconnects.

•	Financing

The transaction could be financed in part by a capital increase reserved for and subscribed to by the vendors in the aggregate amount of three billion euros, subject to the approval of the general shareholders meeting of France Telecom. In such case, France Telecom would indemnify the sellers against losses and would receive the gains realized upon the sale of such shares before 31 March 2007. Furthermore, France Telecom would reserve the right to repurchase such shares in whole or in part subject to the obtaining of the required authorizations . Finally, until 31 March 2007 at the latest, France Telecom will guarantee to the Sellers an annual rate of return on their France Telecom shares equivalent to 4%. Selling restrictions would include a prohibition on sales into the market before 1 October 2006; at the end of such period, France Telecom would have the right to force the sale of such shares until 31 March 2007; the sellers would have the right to sell shares into the market starting on 1 January 2007, in coordination with France Telecom.

France Telecom reserves the right to make a public offering with preferential subscription rights for existing France Telecom shareholders instead of the capital increase reserved for the vendors as described above. These securities issued in the framework of such capital increase, if registered in the United States, may not be sold nor may offers to buy be accepted before the time the required registration statement has been deposited before the American Authorities. This release does not constitute an offer to sell or the solicitation of an offer to buy such securities.

•	Conditions Precedent

The signature of the final agreements will take place once the transaction is approved by the Boards of Directors of Orange S.A. and Union Fenosa, which must be held before 29 July 2005. The final closing of this operation is subject to the previous separation of the cable activities of Auna as well as the fulfillment of other conditions precedent, in particular the obtaining of requisite competition law approvals.

Advisors

BNP Paribas, NOQCA Partners and Toulouse & Associés are the financial advisors of France Telecom on this transaction and SG CIB is the financial advisor to the French State.

Jones Day is the legal advisor to France Telecom on this transaction, Shearman & Sterling is the legal advisor to France Telecom with regards to the financing issues.

Concerning France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves 129.6 million clients on five continents (220 countries or territories) as of March 31, 2005 and had consolidated sales of 47.16 billion Euros in 2004 by French accounting standards (46.16 billion Euros by IFRS standards). For the 1st quarter 2005, consolidated sales were 11.62 billion Euros by IFRS standards. Introduced in June 2005, the transformative NExT program (New Experience in Telecommunications) will permit the Group to pursue its transformation as an integrated operator and to establish it as the operator of reference for new telecommunications services in Europe. By 2008, its customers will have access to a universe of enhanced and simplified communications services notably through the Orange brand.

Number two mobile operator and provider of internet services in Europe and amongst the world leaders in providing telecommunication services to multi-national companies, France Telecom (NYSE:FTE) is listed on the Paris and New York stock exchanges.

Press Contacts France Telecom : + 33 1 44 44 93 93.

Nilou Du Castel

nilou.ducastel@francetelecom.com

Bertrand Deronchaine

bertrand.deronchaine@francetelecom.com

Disclaimer

This press release contains forward-looking statements about France Telecom (and, as applicable, its affiliates). Although France Telecom believes its forecasts are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause the effective results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things (but are not limited to): Risks associated with the satisfaction of the conditions to complete the acquisition of Amena; the failure of the completion of the merger for any reason; the amount of the costs, fees, expenses and charges related to the acquisition; Amena’s dependence on certain suppliers and customers; the ability of France Telecom to reduce costs and obtain synergies with Amena business; the implementation and acceptance of Amena’s (and, as applicable, its affiliates’) new products and services; the effect of, and changes in, regulation and government policy; the unpredictability of growth and the intensity of competition in the mobile and broadband sectors of the telecommunications industry; and the effects of technological changes in the telecommunications industry generally. In addition, any forward-looking statements and the other information, to the extent that they are presented in accordance with International Financial Reporting Standards (IFRS), may be subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on various risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in the annual report filed on Form 20-F with the U.S. Securities and Exchange Commission on May 16, 2005. The forward-looking statements contained in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release does not constitute and should not be understood to constitute a public offering of securities nor an offer to sell or the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information